UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                  SCHEDULE 13G


                    Under the Securities Exchange Act of 1934





                            DESIGN WITHIN REACH, INC.
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                                (Name of Issuer)

                    Common Stock, par value $0.001 per share
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                         (Title of Class of Securities)

                                    250557105
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                                 (CUSIP Number)

                                 April 24, 2007
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             (Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule 13G is filed:
         [_]  Rule 13d-1(b)
         [X] Rule 13d-1(c)
         [_] Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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CUSIP No. 250557105
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1              NAME OF REPORTING PERSON: BC Advisors, LLC

               I.R.S. Identification Nos. of above persons (entities only):

--------------------------------------------------------------------------------

2              CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
               (a) [_]
               (b) [X]

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3               SEC USE ONLY

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4              CITIZENSHIP OR PLACE OF ORGANIZATION
               Texas

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NUMBER OF
SHARES                   5          SOLE VOTING POWER: 820,654*
BENEFICIALLY
OWNED BY                 -------------------------------------------------------
EACH
REPORTING                6          SHARED VOTING POWER: 0
PERSON
                         -------------------------------------------------------

                         7          SOLE DISPOSITIVE POWER: 820,654*

                         -------------------------------------------------------

                         8          SHARED DISPOSITIVE POWER: 0

--------------------------------------------------------------------------------

9              AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
               820,654*

--------------------------------------------------------------------------------

10             CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN
               SHARES [_]

--------------------------------------------------------------------------------

11             PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
               5.7%*

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12             TYPE OF REPORTING PERSON
               HC/CO

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*As of April 24, 2007, 806,761 shares were beneficially owned and as of May 2,
2007, 820,654 shares were beneficially owned. The percentage is based on 14,417,654 shares of common stock issued and outstanding as of February 8, 2007, as reported by the issuer in its Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2006.

--------------------------------------------------------------------------------
CUSIP No. 250557105
--------------------------------------------------------------------------------

1              NAME OF REPORTING PERSON: SRB Management, L.P.

               I.R.S. Identification Nos. of above persons (entities only):

--------------------------------------------------------------------------------

2              CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
               (a) [_]
               (b) [X]

--------------------------------------------------------------------------------

3              SEC USE ONLY

--------------------------------------------------------------------------------

4              CITIZENSHIP OR PLACE OF ORGANIZATION
               Texas

--------------------------------------------------------------------------------

NUMBER OF
SHARES                   5          SOLE VOTING POWER: 820,654*
BENEFICIALLY
OWNED BY                 -------------------------------------------------------
EACH
REPORTING                6          SHARED VOTING POWER: 0
PERSON
                         -------------------------------------------------------

                         7          SOLE DISPOSITIVE POWER: 820,654*

                         -------------------------------------------------------

                         8          SHARED DISPOSITIVE POWER: 0

--------------------------------------------------------------------------------

9              AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
               820,654*

--------------------------------------------------------------------------------

10
               CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES [_]

--------------------------------------------------------------------------------

11
               PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
               5.7%*
--------------------------------------------------------------------------------

12             TYPE OF REPORTING PERSON
               IA/PN

--------------------------------------------------------------------------------

* As of April 24, 2007, 806,761 shares were beneficially owned and as of May 2, 2007, 820,654 shares were beneficially owned. The percentage is based on 14,417,654 shares of common stock issued and outstanding as of February 8, 2007, as reported by the issuer in its Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2006.

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CUSIP No. 250557105
--------------------------------------------------------------------------------

1              NAME OF REPORTING PERSON: Steven R. Becker

               I.R.S. Identification Nos. of above persons (entities only):

--------------------------------------------------------------------------------

2              CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
               (a) [_]
               (b) [X]

--------------------------------------------------------------------------------

3              SEC USE ONLY

--------------------------------------------------------------------------------

4              CITIZENSHIP OR PLACE OF ORGANIZATION
               United States

--------------------------------------------------------------------------------

NUMBER OF
SHARES                   5          SOLE VOTING POWER: 820,654*
BENEFICIALLY
OWNED BY                 -------------------------------------------------------
EACH
REPORTING                6          SHARED VOTING POWER: 0
PERSON
                         -------------------------------------------------------

                         7          SOLE DISPOSITIVE POWER: 820,654*

                         -------------------------------------------------------

                         8          SHARED DISPOSITIVE POWER: 0

--------------------------------------------------------------------------------

9              AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
               820,654*

--------------------------------------------------------------------------------

10             CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN
               SHARES
               [_]

--------------------------------------------------------------------------------

11
               PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
               5.7%*
--------------------------------------------------------------------------------

12             TYPE OF REPORTING PERSON
               HC/IN

--------------------------------------------------------------------------------

* As of April 24, 2007, 806,761 shares were beneficially owned and as of May 2, 2007, 820,654 shares were beneficially owned. The percentage is based on 14,417,654 shares of common stock issued and outstanding as of February 8, 2007, as reported by the issuer in its Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2006.

         This Schedule 13G relates to the common stock ("Common Stock") of DESIGN WITHIN REACH, INC., acquired by BC Advisors, LLC, a Texas limited liability company ("BCA"), for the account of (1) SRB Greenway Capital, L.P., a Texas limited partnership ("SRBGC"), (2) SRB Greenway Capital (Q.P.), L.P., a Texas limited partnership ("SRBQP") and (3) SRB Greenway Offshore Operating Fund, L.P., a Cayman Islands limited partnership ("SRB Offshore"). BCA is the general partner of SRB Management, L.P., a Texas limited partnership ("SRB Management"), which is the general partner of SRBGC, SRBQP and SRB Offshore. Steven R. Becker is the sole principal of BCA. Each of the reporting persons hereby expressly disclaims membership in a "group" under Section 13(d) of the Securities Exchange Act of 1934 and the rules and regulations thereunder with respect to the shares of Common Stock reported herein, and this Schedule 13G shall not be deemed to be an admission that any such reporting person is a member of such a group.

Item 1(a).  Name of Issuer: DESIGN WITHIN REACH, INC.


Item 1(b).  Address of Issuer's Principal Executive Offices:
            225 Bush Street, 20th Floor
            San Francisco, CA 94104

Item 2(a).  Name of Person Filing:

            See Item 1 of each cover page.


Item 2(b).  Address of Principal Business Office or if none, Residence:

            300 Crescent Court, Suite 1111
            Dallas, Texas 75201

Item 2(c).  Citizenship:  See Item 4 of each cover page.

Item 2(d). Title of Class of Securities: Common Stock, par value $0.001 per share

Item 2(e).  CUSIP Number: 250557105

Item 3.     Not Applicable

Item 4.     Ownership:

      (a)   Amount Beneficially Owned:

            As of April 24, 2007, Steven R. Becker was the beneficial owner of 806,761 shares of Common Stock beneficially owned by BCA and SRB Management for the accounts of SRBGC, SRBQP and SRB Offshore. As of April 24, 2007, BCA and SRB Management were the beneficial owners of 806,761 shares of Common Stock for the accounts of SRBGC, SRBQP and SRB Offshore.

            As of May 2, 2007, Steven R. Becker is the beneficial owner of 820,654 shares of Common Stock beneficially owned by BCA and SRB Management for the accounts of SRBGC, SRBQP and SRB Offshore. As of May 2, 2007, BCA and SRB Management are the beneficial owners of 820,654 shares of Common Stock for the accounts of SRBGC, SRBQP and SRB Offshore.

      (b)   Percent of Class: See Item 11 of each cover page.

      (c)   Number of shares as to which such person has:

            (i) sole power to vote or to direct the vote: See Item 5 of each cover page.

            (ii) shared power to vote or to direct the vote: See Item 6 of each cover page.

            (iii) sole power to dispose or to direct the disposition of: See
                  Item 7 of each cover page.

            (iv)  shared power to dispose or to direct the disposition of: See
                  Item 8 of each cover page.

Item 5.     Ownership of Five Percent or Less of a Class: Not applicable.

Item 6.     Ownership of More than Five Percent on Behalf of Another
            Person:  Not applicable.

Item 7. Identification and Classification of Subsidiary Which Acquired the Securities:

            SRB Management is an investment adviser registered with the State of Texas and, as such, has beneficial ownership of the securities held by its clients, SRBGC, SRBQP and SRB Offshore. BCA is the general partner of SRB Management. Steven R. Becker is the sole principal of BCA, and therefore exercises investment discretion and control with respect to the shares of Common Stock beneficially owned by SRB Management's clients.

Item 8. Identification and Classification of Members of the Group: Not applicable.

Item 9.     Notice of Dissolution of Group: Not applicable.

Item 10.    Certification:

      By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

                                    SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                      BC ADVISORS, LLC

                                      By: /s/ Steven R. Becker
                                         ---------------------

                                      Steven R. Becker, Member


                                      SRB MANAGEMENT, L.P.

                                      By: BC Advisors, LLC, its general partner

                                      By: /s/ Steven R. Becker
                                         ---------------------
                                      Steven R. Becker, Member


                                      /s/ Steven R. Becker
                                         ---------------------
                                      Steven R. Becker


                                      May 2, 2006